NEWLOOK INDUSTRIES ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE ONLINETEL CORP.

TORONTO, November 18, 2003/ - Eiger Technology, Inc. (“Eiger”) (TSX: AXA; OTCBB: ETIFF) announces it has signed a definitive agreement for Newlook Industries Corp. (“Newlook”) (TSXV: NLI) to acquire 100% of all outstanding common shares of Onlinetel Corp. The transaction is anticipated to create the premier publicly-listed VoIP (Voice over Internet Protocol) telecom provider in Canada. Management believes that this vehicle will provide an accelerated platform for Onlinetel to rapidly increase its growth and profitability both organically and through acquisitions in order to significantly enhance its North American market share.

Under the transaction, Newlook will purchase all common shares of Onlinetel by issuing 20.0 million common shares. Upon completion of the transaction, Eiger will hold 24.8 million common shares or 95.2% of Newlook. Eiger is currently an 80% shareholder of Newlook and owns 100% of Onlinetel. The transaction is subject to regulatory approvals.

Since its launch in late October, Onlinetel’s Ontario Freezone long distance service has registered tens of thousands of users. Onlinetel has initiated the implementation of its Ontario Freezone expansion with plans to add seven major cities by March 2004. The expanded calling territory comes at no additional cost to registered Freezone users. Additionally, Onlinetel will launch both Freezone and 10-10-580 services in Quebec by the end of November, in British Columbia by February 2004 and in Alberta by March 2004. Subsequent expansion into the U.S. market is anticipated to follow. Registrations for Freezone may be made by visiting www.onlinetel.com/newoffer.

About Onlinetel Corp.

Onlinetel Corp. is a next generation telecom software and services company, which harnesses the power of soft-switch technology to deliver state of the art VoIP communication services to residential and corporate customers. Utilizing soft-switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone using Internet Protocol, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. For more information on Onlinetel and its services please visit www.onlinetel.com.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.